ARTICLES OF AMENDMENT

To The

ARTICLES OF INCORPORATION

Of

ROYAL SILVER MINES, INC.

(now known as "CADENCE RESOURCES CORPORATION)

Pursuant to the provisions of the Utah Revised Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

FIRST: The following Amendments to the Articles of Incorporation were adopted by the shareholders of the corporation on April 23, 2001 in the manner prescribed by the Utah Revised Business Corporation Act:

That Article I titled "NAME" of the Articles of Incorporation of Royal Silver Mines, Inc. was amended to read as follows:

"ARTICLE I - NAME

The name of this corporation is CADENCE RESOURCES CORPORATION (hereinafter called the "Corporation")."

That Article IV titled "CAPITALIZATION" of the Articles of Incorporation of Royal Silver Mines, Inc. was amended to read as follows:

"ARTICLE IV - CAPITALIZATION

The aggregate number of shares which the Corporation shall have the authority to issue is 100,000,000 (One Hundred Million) common shares of $0.01 par value, and 20,000,000 (Twenty Million) preferred shares of par value $0.01, such preferred shares to be designated as to series, class, preferences, limitations, and other provisions as the Board of Directors may from time to time so designate."

SECOND: The number of one-class shares of the corporation outstanding at the time of such adoption was 33,759,565 and the number of shares entitled to vote thereon was 33,759,565.

THIRD: The number of shares voted approving the amendment to Article I was 25,362,004 (75%), the number abstaining from voting was 99,716 (0.3%), the number of shares voted against such amendment was 32,250 (0.1%). The number of shares voted approving the amendment to Article IV was 17,623,168 (52%), the number abstaining from voting was 7,300 (0.02%), the number of shares voted against such amendment was 193,266 (0.05%).

DATED: May 2, 2001

/s/ John P. Ryan
John P. Ryan
Secretary